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                                RAAB KARCHER LOGO

FOR IMMEDIATE RELEASE
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Contacts:

Dr. Andreas Dahms                                Mr. Paul Verbinnen/Drew Brown
Director Public Relations                        Sard Verbinnen & Co.
Raab Karcher AG                                  212-687-8080
Tel:  +49-201-459-1311
Email:  info@rkag.de
Internet home page:  http://www.raab-karcher.de



        RAAB KARCHER COMPLETES CASH TENDER OFFER FOR WYLE ELECTRONICS

ESSEN, GERMANY, August 6, 1997 -- Raab Karcher AG, a wholly owned subsidiary of VEBA AG, today announced that its wholly owned subsidiary EBV Electronics Inc. has successfully completed the previously announced all-cash tender offer for all of the outstanding common shares of Wyle Electronics (NYSE: WYL) at a price of $50 per share. The offer expired at 12:00 midnight (EDT) on Tuesday, August 5.

Based on a preliminary count, 11,771,604 shares, representing approximately 96.2% of the outstanding shares of Wyle (on a fully diluted basis), were tendered and have been accepted for payment in accordance with the terms of the offer. 782,453 Shares were tendered by guaranteed delivery and approximately 463,996 shares remain outstanding.

"With the successful completion of the tender offer, we can begin to capitalize on the complementary strengths and enhanced market position of the two organizations, providing suppliers and U.S. customers with increased global reach," said Georg Kulenkampff, CEO of Raab Karcher. "We are extremely pleased that this transaction has been highly welcomed by customers, suppliers and the entire Wyle organization," he added. The partnership of Wyle and Raab Karcher creates the third largest global distributor of electronic components and will provide an excellent platform for further growth.

As soon as practicable, EBV Electronics Inc. will merge with and into Wyle and each share not previously purchased in the tender offer (other than shares held by shareholders who exercise appraisal rights) will be converted into the right to receive $50.00 in cash.

Raab Karcher is a market leading, European-based distribution and services group, with worldwide activities. In 1996, Raab Karcher generated revenue of $7.0 billion with a total of approximately 29,000 employees. In distribution of electronic components and computer systems, Raab Karcher serves as the holding company for its subsidiaries EBV, Memec, Insight and Raab Karcher Electronic Systems, which in 1996 reported aggregate sales of $1.7 billion.

Raab Karcher is a wholly owned subsidiary of VEBA AG, the fourth largest company in Germany. With 1996 consolidated sales of approximately $50 billion and a current market capitalization of approximately $28 billion, the VEBA Group counts as one of the largest industrial groups in Europe.

Wyle electronics is a leading international distributor, marketing semiconductors and computer products, as well as providing value-added services, which include complex materials management systems and engineering design services for ASIC products and programmable logic devices. The Company maintains over 35 dedicated sales locations, with headquarters in Irvine, CA.